Filed by Interxion Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Interxion Holding N.V.

Filer’s SEC File No.: 001-35053

Date: May 8, 2015

This filing relates to a proposed business combination involving

TelecityGroup plc and Interxion Holding N.V.

Forward-Looking Statements / Additional Disclaimers

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations are the risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”). In addition, the negotiations for the business combination may not advance, and even if they do, it may not be possible to enter into definitive documentation on satisfactory terms and close the agreement.

Interxion does not assume any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

INTERXION (ECPLUS)

Moderator: Jim Huseby

5-7-15/13:30 UK

Confirmation # 23610917

INTERXION (ECPLUS)

Moderator:    Jim Huseby

May 7, 2015

13:30 GMT

Operator:	This is conference # 23610917.

Operator:	Welcome to the INXN 1Q 2015 earnings conference call.

At this time, all participants are in a listen-only mode. There will be presentation followed by a question and answer session, at which time, if you wish to ask a question, you will need to press star one on your telephone. I must advise you that this conference is being recorded today Thursday, seventh of May 2015.

I will now hand the conference over to your speaker today Mr. Jim Huseby. Please go ahead, sir.

Jim Huseby:	Thank you operator. Hello everyone and welcome to Interxion’s first-quarter 2015 earnings conference call. I’m joined by David Ruberg, Interxion Vice Chairman and CEO, and Josh Joshi, the Company’s CFO.

To accompany our prepared remarks we prepared a slide deck which is available on the Investor Relations page of our Web site at investors.interxion.com. We encourage you to download these slides to use during this call if you have not already done so.

Before we get started I’d like to remind everyone that some of the statements we will be making today are forward-looking in nature and involves risks and uncertainties. Actual results may vary significantly from those statements and may be affected by the risks we identified in today’s press release and those identified in our filings with the SEC.

We assume no obligations and do not intend to update or comment on forward-looking statements made on this call. In addition we will provide non-IFRS measures on today’s conference call.

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Moderator: Jim Huseby

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Confirmation # 23610917

We provide a reconciliation of those measures to the most directly comparable IFRS measures in today’s press release which is posted on our Investors Relations page at investors.interxion.com. We would like to remind you that we post important information about Interxion on our Web site at www.interxion.com and on social media sites such as Facebook at facebook.com/interxion and Twitter at @interxion.

We encourage you to check these sites for the most current available information. Following our prepared remarks we will be taking questions. And now I’m pleased to hand the call over to Interxion’s CEO David Ruberg. David?

David Ruberg:	Thank you Jim and welcome to everyone to our first-quarter 2015 earnings call. Before we turn to the results for the quarter, I wanted to make a few comments on our pending merger with Telecity Group.

As we announced on March 9, Interxion and Telecity Group entered into agreement to implement a recommended all share merger which was unanimously approved by both Boards. As you may have seen from our announcement this morning Telecity Group confirmed today that they received an unsolicited approach from Equinix regarding a possible offer for Telecity Group.

The Board of Telecity has determined that it is required by virtue of its fiduciary duties to enter into discussions with Equinix and has decided to permit Equinix to undertake a short period of due diligence. Interxion continues to believe that the pending merger with Telecity Group is a strategically compelling combination that delivers meaningful value to Interxion and Telecity Group shareholders as well as their customers.

We continue to make progress on the various regulatory and shareholder approval work streams and recently received clearance by the Federal Cartel Office of Germany, an important milestone in the regulatory approval process. Telecity Group and Interxion continue to work towards the anticipated closing of the merger.

INTERXION (ECPLUS)

Moderator: Jim Huseby

5-7-15/13:30 UK

Confirmation # 23610917

With that said, we would like to focus the remainder of today’s call on our first-quarter results. As such we will not be commenting further on the pending merger with Telecity Group or Equinix’s proposal and ask that you keep your questions focused on our results. Please turn to slide 4.

The strong momentum we saw in 2014 continued in the first quarter of 2015 reflecting our consistent financial and operational execution and the underlying strength of our business. year over year recurring revenue and adjusted EBITDA growth increased for the fourth consecutive quarter and adjusted EBITDA margins expanded by 100 basis points to nearly 44 percent.

We also saw solid bookings in the quarter, validating the growing appeal of our communities of interest strategy. First-quarter revenues grew by 15 percent year over year and 3 percent sequentially.

Adjusted EBITDA grew 18 percent year over year and 5 percent sequentially with our adjusted EBITDA margin at 43.9 percent. Supported by customer orders we continued to execute on our phased expansion plans, opening 1,300 square meters in Amsterdam and Vienna.

We also completed the purchase of the Vienna property housing our Vienna 1 and Vienna 2 data centers. We also installed 3,000 square meters, one of our strongest quarters ever, and the communities continued to develop across our footprint.

Austria, Germany, France, and the Netherlands showed particular strength in the first quarter as overall market demand remains healthy. Our utilization therefore increased to 78 percent. Please turn to slide 5.

As usual Josh will provide more details on our financial results in a few minutes, but in summary top-line growth continued to increase, margins continued to expand, and we extended our track record of steady, consistent performance. Please turn to slide 6.

We have been communicating for some time that our expansions were heavily supported by actual customer orders. This disciplined approach is reflected by the strong operational momentum we achieved in the first quarter as we installed more than twice as much new space than we added resulting in utilization increasing to just over 78 percent.

INTERXION (ECPLUS)

Moderator: Jim Huseby

5-7-15/13:30 UK

Confirmation # 23610917

To be precise, revenue-generating space ended the quarter and 74,000 square meters, a 21 percent increase year over year, while equipped space grew to 94,800 square meters, a 14 percent increase year over year. Commenting on other metrics of the business, our sales pipeline remains healthy.

Our pricing continues to be in line with the last few quarters, the demand remains healthy, book-to-bill times stayed consistent, ARPU remained flat from last quarter, and churn remains low and consistent with our historical annual range of between 0.5 percent and 0.75 percent per month on average. Please turn to slide 7.

During the first quarter we continued to expand our facilities to meet growing customer demand. We opened phases of our Amsterdam 7 and Vienna 2 data centers while exiting a small facility in Hilversum. We’ve also started constructing a 400 square meter customer driven expansion in Dusseldorf as well as the second phase of our Madrid 2 data center which will add 800 square meters and open in the third quarter.

The second phase in our Marseille data center will be available for customers later this month, and the responses continue to be very strong. I will have some additional comments about Marseille later in my prepared remarks.

We ended the quarter with 109 megawatts of customer available power and a total of 153 megawatts of maximum available customer power within our current and announced data centers. Please turn to slide 8.

In the first quarter we continued to foster the development of our communities of interest as our target industry segments expanded at a healthy rate. For example, the financial segment had a very strong quarter fueled by both new customers and existing customers.

In this quarter we signed a number of new financial service organizations, including the London Metal Exchange, a global derivatives exchange. Also, the digital media segment grew in a healthy fashion as the content delivery

INTERXION (ECPLUS)

Moderator: Jim Huseby

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Confirmation # 23610917

networks continue to expand rapidly their footprint with Interxion. And we also continued to onboard social media platforms and online content and gaming providers.

The connectivity segment enjoyed a high, single-digit, year over year growth as carriers and ISPs continued to deploy POPs in our data centers in particular in response to traffic being generated by the digital media platforms and the cloud platforms. As discussed in previous quarters we continue to invest to position ourselves to fully capitalize on the cloud trends.

The cloud providers’ segment now represents 26 percent of recurring revenue as we continue to onboard major cloud platforms across our sites. While lagging the adoption pace in the United States by approximately 18 to 24 months, enterprise cloud adoption in Europe is beginning to take shape as IT organizations are readying themselves to deploy hybrid cloud solutions in proximity to the major cloud platforms.

Finally, we are also seeing a significant pick up in demand from online retailers as their operations are increasingly relying on performance and location to lever competitive products to their end users. Our focus on developing communities of interest has been a steady consistent approach, and one of the key measures of our progress in creating them is the growth in our customer utilization of cross connects.

Overall we’ve installed over 33,000 cross connects across our geographies, with more than one third of them now paying on a recurring basis. The majority of the cross connects installed in recent quarters fall into the recurring revenue category.

In Germany where we first started to implement the recurring model approximately 18 months ago the monthly recurring revenue for cross connects now contributes over 7 percent of our total recurring revenue in that country. We expect that the contribution of cross connects to our recurring revenue will continue to climb as more countries adopt a new recurring model and our communities of interest continue to expand. And with that I would like to turn the call over to Josh.

INTERXION (ECPLUS)

Moderator: Jim Huseby

5-7-15/13:30 UK

Confirmation # 23610917

Josh Joshi:	Great, thank you David and indeed welcome to everybody on the phone and online. I’d like to start by discussing the Group’s first-quarter results and as usual then provide some additional color on our two geographic reporting segments. I’ll follow that with some commentary on capital expenditures, cash flow, filing sheet, and of course returns.

Starting with the income statement, please turn to slide 11. Interxion kicked off 2015 with a strong first quarter and we experienced another quarter of consistent solid execution. Total revenue in the first quarter was E.U.R92.5 million, up 15 percent compared to the first-quarter 2014 and up 3 percent sequentially.

On a constant currency basis total revenue was up 13 percent year over year and 2 percent sequentially. Recurring revenue in the first quarter increased to E.U.R87.1 million, a 15 percent year over year increase and a strong 4 percent sequential increase.

Non-recurring revenue at E.U.R5.4 million was in line with expectations though down from a strong prior quarter. Recurring ARPU remained flat sequentially. On a constant currency basis recurring ARPU was down slightly as expected reflecting the installation of around 3,000 square meters of revenue-generating space.

Consistent with my comments on our 4Q call, we continue to expect that recurring ARPUs will decrease over the next two quarters by another one or two percentage points and driven by the same trends we experienced in the first quarter. As before all things being equal we continue to expect recurring ARPUs to begin to show improvement in the fourth quarter as underlying power and energy uptake from our base start to become more visible.

Turning to costs. Cost of sales was E.U.R36.3 million in the first-quarter 2015, down 2 percent from the fourth-quarter 2014 and up 11 percent over the first quarter last year. Gross profit was E.U.R56.2 million, an increase of 6 percent sequentially and 17 percent year over year with gross profit margins at 60.8 percent improving both sequentially and year over year.

INTERXION (ECPLUS)

Moderator: Jim Huseby

5-7-15/13:30 UK

Confirmation # 23610917

We received a strong contribution from energy management in the quarter with better pricing on energy purchasing together with improved power efficiency gains helping to improve gross margins in excess of 50 basis points in the quarter. Sales and marketing costs have increased to E.U.R6.7 million in the first quarter, an increase of 2 percent sequentially and up 14 percent year over year, and at 7.2 percent of revenue in the quarter well within our usual range of 7 percent to 8 percent of revenue.

And the trend reflects the strong bookings in both this and the previous quarter. Other G&A costs at E.U.R8.9 million were up 15 percent sequentially and 17 percent higher year over year. This was driven primarily by increased corporate costs.

We continue to focus on managing our overall cost base titling, including other G&A which is running within our usual range of 9 percent to 10 percent of revenue. In the quarter we’ve incurred E.U.R6.9 million of transaction costs associated with the intended merger with Telecity Group.

These costs have been reported as an adjusting item to our results. Adjusted EBITDA was E.U.R40.6 million, an increase of 18 percent year over year and 5 percent higher sequentially. Adjusted EBITDA margin increased to 43.9 percent in the first quarter driven by the gross margin improvements which helped to more than offset the typical margin pressure we experienced in the first quarter of the year due to normal seasonality.

Depreciation, amortization, and impairment expense was E.U.R18.2 million, a 5 percent sequential increase and a 30 percent increase year over year consistent with our increases in data center investments on the balance sheet. The first-quarter finance expense was E.U.R6.6 million, 18 percent lower sequentially and 22 percent higher than last year’s first quarter.

The bond tap in the second quarter and the Amsterdam 7 capital lease in the third quarter last year have contributed to the increase in our steady-state quarterly finance expense. The unwinding of the Vienna capital lease in this quarter as well as increased capitalized interest have impacted the sequential comparison.

INTERXION (ECPLUS)

Moderator: Jim Huseby

5-7-15/13:30 UK

Confirmation # 23610917

The first-quarter income tax charge was E.U.R2.4 million, which represents an effective tax rate of 35 percent. Before the impact of the M&A transaction costs, the effective tax rate was 30 percent and the cash tax rate on an LTM basis was approximately 17 percent.

For the remainder of the year we expect our cash tax rate to gradually increase to around 20 percent again excluding the impact of transaction costs. Adjusted net profit in the quarter was E.U.R8.9 million, compared to E.U.R7.2 million in the fourth quarter and E.U.R9.8 million in the same quarter last year.

The annual comparison was affected by increased depreciation following a record build year in 2014 together with increased finance expense following up on tap in April 2014. Adjusted earnings per share was E.U.R0.13 on a diluted share count of 70.3 million shares compared to E.U.R0.10 in the fourth quarter and E.U.R0.14 in the first quarter last year.

Let’s take a closer look at geography. Please – a closer look by reporting segment. Please turn to slide 11.

The momentum in our largest geographic reporting segment continued as revenue in the big four was E.U.R58.6 million, up 15 percent year over year and 4 percent sequentially. Big four accounted for approximately 63 percent of the Company’s quarterly total.

Recurring revenue growth was consistent with the development of total revenue, 15 percent year over year and 4 percent sequentially. Similar to recent quarters we saw continued strength in France, Germany, and the Netherlands.

Adjusted EBITDA in the big four was E.U.R31.4 million with margins at 53.5 percent. Increased utilization and higher margins on nonrecurring revenue had a positive impact on the sequential margin improvement.

Revenue in the rest of Europe was E.U.R33.9 million, up 14 percent year over year and 1 percent sequentially. Recurring revenue growth was 14 percent year over year and 3 percent sequentially.

INTERXION (ECPLUS)

Moderator: Jim Huseby

5-7-15/13:30 UK

Confirmation # 23610917

Adjusted EBITDA at E.U.R19 million was up 5 percent sequentially and a strong 20 percent year over year with margins of 56 percent again both up year over year and sequentially, benefiting from the improved energy efficiency and operational leverage in the business. Austria again saw solid revenue growth in the quarter as Vienna 2 opened in late 2014 and immediately saw strong installations.

Ireland and Sweden also had strong quarters yet again. Moving to slide 12, let’s discuss our capital expenditures. Capital expenditures including intangibles totaled E.U.R67.6 million during the first quarter and included the purchase of our Vienna campus for E.U.R19.4 million.

Of the remaining capital expenditures E.U.R44.8 million were discretionary, dedicated for the expansion and upgrades to meet customer requirements with the remaining non-discretionary investments totaling E.U.R3.4 million for maintenance and intangibles. The E.U.R67.6 million of capital expenditures in the first quarter is fully built into our guidance for 2015.

Looking at the spend by geography, both segments account for approximately half of this quarters total. The rest of Europe markets includes the purchase of our Vienna property as I already mentioned. Please turn to slide 13.

Interxion ended the quarter with E.U.R54 million in cash and cash equivalents, down from nearly E.U.R100 million at the end of 2014. We had a strong cash generation in the quarter with E.U.R34.2 million of cash from operations. We invested E.U.R67.6 million in CapEx and paid E.U.R15.9 million in cash interest and taxes.

As I just mentioned we completed the purchase of our Vienna campus in the quarter which resulted in extinguishing the capital lease that existed at the end of 2014 following our commitment to purchase the property. Balance sheet ratios again remained strong with gross leverage at 3.6 times LTM adjusted EBITDA and net leverage at 3.2 times.

INTERXION (ECPLUS)

Moderator: Jim Huseby

5-7-15/13:30 UK

Confirmation # 23610917

Cash return on gross invested capital, which is our return – which is Cash ROGIC, improved to 12 percent. Our blended interest rate at the end of the first quarter remained flat at 6.1 percent. With the cash on hand, access to the E.U.R100 million revolving credit facility, and the strong cash generation of our data center assets, we have the financial flexibility and funding to execute our expansion program.

Please turn to slide 14. We have now updated this familiar slide to include all of our fully built-out data centers as of the first of January, 2014. This group now consists of 29 data centers at 82 percent utilization which are providing an attractive cash return of 26 percent year over year.

The gross profit margins on these fully built-out data centers is 66 percent, evidencing the strong underlying operating leverage that we have in our business driving very attractive and we think industry-leading returns from our data center assets. In the first quarter of 2015 we delivered our 34th consecutive quarter of sequential organic growth in both revenue and adjusted EBITDA.

Now that’s an eight and one half years of uninterrupted history of organic consistency. Our approach remains focused and disciplined securing long-term attractive cash returns in a disciplined and measured manner. With that I’d like to turn the call back over to David. David?

David Ruberg:	Thank you, Josh. Please turn to slide 16. As you heard me say for the past few quarters one of our most strategic investments has been the acquisition of the asset in Marseille that allows us to create an Internet connection point between Europe, Africa, the Middle East, and Asia.

Our presence in Marseille is off to a strong start and the on-boarding of customers is proceeding ahead of plan. If you look at this map, it is visually intuitive to understand why customers are showing interest in locating in this city.

Marseille has developed into the termination point for a large number of high bandwidth undersea cables crossing the Mediterranean from Africa, the Middle East, and Asia which then can connect to terrestrial cables coming from all over Europe. While there are well-established routes to connect Europe with Africa, the Middle East, Asia, companies are beginning to realize that much of this traffic could be routed through Marseille which would offer lower latency at reduced cost.

INTERXION (ECPLUS)

Moderator: Jim Huseby

5-7-15/13:30 UK

Confirmation # 23610917

One example, the most efficient routes for the traffic between East Africa and Europe is to go through Marseille. Otherwise it would have to go through many hops on terrestrial routes.

For this reason Marseille has become a very attractive network hub as it is the crossroads of connectivity between four highly populated areas of the world. Please turn to slide 17.

We are building a state-of-the-art data center of approximately 5,700 square meters over multiple phases on a location where eight undersea cables terminate and two more will be deployed in 2016. This makes the Interxion site the natural location for customers wishing to interconnect Europe with more than half of the world’s population.

And while connectivity is the fundamental reason we are building in Marseille, our facility is more than just a data exchange point. Customers who wish a presence in a data center can add value by caching, storing, and processing data.

Since we took possession of this property our primary focus has to been improve the connectivity, and this has resulted in the expansion in the number of carriers and the number of content delivery networks and the number of Internet exchanges in this site.

At the same time content providers are eyeing the rapid growth of mobile devices in underdeveloped countries and are interested in Marseille as the hub to spearhead Internet penetration with applications like social media that lend themselves to mobile access.

Application adoption in turn will fuel traffic growth to the benefit of connectivity providers. This is a virtuous cycle that we’ve seen before in other parts of the world.

INTERXION (ECPLUS)

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Page12

We expect future developments to follow the same patterns that we are seeing in other geographies. As this expansion continues, cloud providers will choose Marseille as the hub to extend their market presence to Africa which will eventually attract enterprises as they want to partake in the growing opportunity that these regions present.

Marseille is an asset that we believe will deliver great value to our customers, and we owe it a high return on investment for our shareholders. Please turn to slide 18.

We are reaffirming our previously announced full-year guidance to be specific for the full-year 2015. We are expecting revenue to be in the range of E.U.R375 million to E.U.R388 million. We expect adjusted EBITDA to be in the range of E.U.R162 million to E.U.R172 million, and we expect to invest between E.U.R180 million and E.U.R200 million in capital expenditures this year.

Again, I would like to thank all of our employees in all of our countries for staying focused on our customers, executing against our business plan, and continuing to deliver solid results. I would also like to thank the shareholders and bondholders for their continued support of Interxion’s development.

With that let me hand the call back to the operator to begin the question and answer segment. Operator, can you please read out the instructions to register questions from the call?

Operator:	As a reminder, if you wish to ask a question, please press star one on your telephone and wait for your name to be announced. If you wish to cancel your request, please press the hash key. It’s star one to ask a question.

Your first question comes from Matthew Heinz from Stifel.

Matthew Heinz:	Good morning, thank you for taking the question. You cited the favorable power cost impact on your sequential gross margin of about 190 bps in terms of improvement, but I remove the seasonality there and look at the year-over-year change of 120 bps overall and 240 in rest of Europe.

INTERXION (ECPLUS)

Moderator: Jim Huseby

5-7-15/13:30 UK

Confirmation # 23610917

I think both of those reflect the strongest quarter of margin expansion in your history as a public company. I’m just wondering if there are any other factors at play here given that you also had a record expansion quarter?

I would assume that there are some strong underlying trends that are offsetting the drag there? Are you seeing some margin benefit perhaps from the recurring cross connects? I guess just more general color on the margin dynamics would be helpful.

Josh Joshi:	Great, Matt. This is Josh. Appreciate the question.

A couple of factors. One, just a correction, when I talked about the impact our power efficiency to our margins I referred to 50 basis points, not 190.

Irrespective of that, if you go back and look at the gross profit margin in the business, which is where the underlying benefit is coming from, we’ve seen the margin increase by about 190 bps in total, which I think you referenced. We’ve got a mixture of impacts going on there.

Obviously the purchasing power, yes there is the impact from improved cross connect income, though it’s not that evident in these numbers at this point in time. Also there is a little bit of lumpiness around the margins of non-recurring revenue, albeit non-recurring revenue was slightly lower, it was at slightly better margins.

I think across the piece we are very happy with the way the margins have developed both sequentially and year over year. I hope that answers your question.

Matthew Heinz:	OK, very helpful. Thanks.

Operator:	Your next question comes from Frank Louthan from Raymond James.

Frank Louthan:	Thank you. Two questions. Looking at the guidance, what would have to happen to get more toward the mid to the upper range of the guidance?

INTERXION (ECPLUS)

Moderator: Jim Huseby

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What do you see in the business that gives you that opportunity? And then additionally you’re clearly seeing a lot of growth from cloud and network providers, where do you think that tops out as a percentage of revenue? Are you concerned that you’re that top heavy to those verticals and how do you think about that?

Josh Joshi:	Frank, it’s Josh. Let me do the guidance first and then I will hand over to David on the cloud question.

If we look at our guidance philosophy, Frank, we’ve always been keen to set a realistic range for the year. And our philosophy and the way we come out with our range, it takes into consideration a number of factors including our view on non-recurring revenue, foreign exchange, power uptake. And also our guidance reflects the amount of space we sold in 2014 and its impact into 2015.

I think that if you look at that and you look at the various puts and takes obviously power uptake and energy uptake together with moving some foreign exchange could impact us in either direction in terms of the range and where we end up. Our guidance is as indeed as put out at this point in time.

David Ruberg:	We don’t have a specific target that we want to reach or a specific threshold that we don’t want to exceed in relationship to how the cloud provider category evolves. But we are interested in accumulating the assets that over time will attract the enterprises.

And so as long as our rates of return remain at healthy levels, which they are, we are fine with where we are. We do expect that, as we have said a number of times, as the enterprises start to evolve to use the clouds, and we’ve said many times we thought we would see that here in Europe towards the end of 2015 and I think we are still on track for that based on what we see happening in the United States.

When that happens we do believe that over time the percentage of the cloud platforms, percentage of revenue that are contributed by the platforms, will begin to diminish. So again right now returns are very good. We are more concerned about getting the actual assets and components that will attract the enterprises when they start to migrate here in Europe.

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Moderator: Jim Huseby

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Confirmation # 23610917

Frank Louthan:	Great, thank you.

Operator:	Your next question comes from Gray Powell from Wells Fargo.

Gray Powell:	Thanks for taking the questions. Maybe to start your improvement in constant currency growth has been impressive.

Just curious, did you see any benefit from U.S.-based demand given that your space technically became cheaper to a U.S. buyer due to the lower exchange rates? Additionally, do you see any opportunities to drive incremental demand from U.S.-based companies going forward?

David Ruberg:	It’s an interesting way that you phrase the question. I can’t speak to how these people think about exchange rates. Remember, they pay us in the currency in the country that we provide the service.

We have seen ourselves an uptick in the enterprises starting – U.S. enterprises starting to migrate to the cloud and we have benefited from that. Even though we do not provide service, we do sell in the United States and we do have partners in the United States.

I think their decision has been more driven by their emotional state in the United States of expanding because they have a good economic basis on which to foster. I think it’s more reflective of their state of mind and what’s happening in the United States than it is the currency.

Josh Joshi:	I think that’s right, David. We’ve seen just over 40 percent of our revenues coming from companies that are headquartered in the U.S.

Gray, I would at that doesn’t necessarily mean the decision is made in the U.S., but we’ve seen that percentage tick up over the last couple of years, particularly as we’ve made meaningful inroads into the cloud segment which as you know is dominated by U.S. headquartered businesses. In terms of the incremental opportunity, our focus as David said has really been to develop the communities of interest and to target those entities that would find it most beneficial to generate value within our data centers wherever they’re from.

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Moderator: Jim Huseby

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Gray Powell:	OK, that’s helpful. One more if I may, how do you see the pace of broader supply growth in Europe in 2015 relative to the last few years?

David Ruberg:	It’s – interesting question. It’s lumpy. One can look at the CBR or read LaSalle report and I think you basically can draw the same conclusion we are.

In most countries it seems to have stabilized. The U.K. I think probably this year there will be a little more supply coming online than demand. The other countries it is either balanced or in favor of the demand situation.

Gray Powell:	Thank you very much.

Operator:	Your next question comes from Tim Horan from Oppenheimer.

Tim Horan:	Thanks, guys. Could you discuss the average revenue per square meter a little bit more? I’m calculating that it was up sequentially.

Maybe just talk about what we can expect in a little bit more detail going forward and kind of where you are maybe with the mix issues on average revenues per meter to kind of get that to start going up a little bit more. Thanks.

Josh Joshi:	Recurring ARPUs were pretty firm. We started in fact to report that in one of the slides in the appendix. It was helped slightly by currency but another component to that is the way that our customers are picking up energy and power from the facilities that they run within our data centers.

As you look going forward we do see that our ARPU development will continue as expected. Slight reductions, I called out somewhere around 1 percent or 2 percent over the next couple of quarters. That is driven by the significant incremental spate that will come on together with the incremental utilization or incremental installations that we anticipate seeing very much in the same manner as we have seen in the past.

All things being equal as we get to the fourth quarter, Tim, I would expect actually for it to start coming in the other direction as these customers that have gone in start to use the energy in particular and the power that they’ve

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positioned to use within our data centers. So there’s nothing untoward going on, it is business as usual for us and we are very excited about the future opportunity there.

Tim Horan:	I see the 400 you’re calculating now in that appendix. I’m calculating 406 and my numbers are basically the same as yours historically. I don’t know what the difference is but we’ll try to figure it out.

Do you feel better about pricing in general? Because Equinix showed and reported somewhat better pricing on the quarter and they talked about pricing a little bit more.

Josh Joshi:	I think as we said in our prepared remarks, we feel good about pricing, pricing is solid and demand is solid and the pipeline is healthy. Overall we feel good about where we are.

I want to caution people obviously that ARPU is a yield metric, it doesn’t reflect pricing, although pricing is a component of it. As we’ve looked at pricing over the last couple of years, on a like-for-like basis it’s been pretty stable. And so again we feel pretty good about where we are there.

Tim Horan:	Thank you.

Operator:	Your next question comes from Milan Radia from Jefferies.

Milan Radia:	Thanks very much. A couple of questions actually. The first was on the various cloud exchange alternatives that are emerging. How would you typify where you sit versus some of the private managed connections that we hear about from Equinix, (enter) Azure or AWS?

Do you think it’s marketing or is there a genuine enterprise appetite to do away with some of the public connectivity security risks as Equinix would communicate them. The second question was really around any implications from the NTT acquisition of e-shelter in Frankfurt, that’s obviously a key market for you guys there that you lead. Do you see any kind of potential positive or negative implications from that? Thank you.

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David Ruberg:	I’m going to answer, Milan, the second one. I don’t know what’s going to happen in Germany, but my assumption would be that it would be competition as usual. When we have run – when NTT has acquired an asset in the areas that we have looked at, they are not disruptive in terms of pricing situation.

They are not disruptive in terms of oversupply. They are a pretty disciplined organization. I think we’ve talked to them a number of times since they are one of our larger customers.

They have a little different approach than we do, so I don’t want to minimize it but I want to categorize it as I would expect it to be business as usual in terms of what we saw from e-shelter. Back to your initial question. All of these – the migration to cloud basically involves two elements.

One element is the facilitation, the tools, because you are migrating from one operating environment to another. And the other is when you’re migrating from an on premise to an off premise, the issue is also connectivity and the cost of that connectivity.

Our platform providers and ourselves, and we are not the only one in this category, are all trying to figure out how to facilitate this migration on those two fronts. One of them is to extend to the customer on a remote basis the connectivity and to make that as easy as possible.

They have made some announcements and you will see us make some announcements. In terms of the connectivity, they’ve made some announcements and you’re going to see us make some announcements.

At the end of the day the question is how do you create an environment that allows you to attract that application, that approach, that customer and get those components to facilitate the greatest value for these customers and their applications? And it’s not – connectivity and tools are only a part of that.

Milan Radia:	OK, thank you very much.

Operator:	As a reminder, it’s star one to ask a question. Only from certified analysts.

Your next question comes from Matthew Heinz from Stifel.

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Matthew Heinz:	Thanks for the follow up. Just going back to the question or the issue of cross-border demand.

I’m wondering what sort of interest you are seeing from your Europe-based multinationals in terms of enterprises to expand westward into the U.S., which obviously would be with another provider today and seems to have been a little slow in the uptick historically relative to the other direction. I’m just wondering how that could sort of de-risk any future growth plans you might have?

David Ruberg:	First of all, that has always historically been very slow and it has not improved. The de-risking of the plants for us is – I wouldn’t call it de-risking, but the issue is we are positioning ourselves one, to be the provider of choice when the European economies recover, whether they be single country or multinational companies as they develop in Europe. And again with some of the sales marketing and relationship things that we’ve done over the last couple of years, we’ve actually been recently successful in terms of starting to get enterprises in the United States that are coming to Europe to select us as a vendor.

Matthew Heinz:	Thanks for that. And could you just kind of talk about some of the reasons why you think enterprises on the European side have been slow to move out of Europe?

David Ruberg:	I think that’s more a consequence over the last 8 to 10 years in terms of the economic environment and the risk/reward ratio and I can – a lot of the capital has been coming to the United States to Europe and it has not been going the other way. I do think that is a macro question that there are others better suited to answer than I.

We are watching the trend. We are preparing ourselves for the migration to the cloud, and when the economies recover we have the components, we are positioned, and we are doing quite well in spite of the economic headwinds that we face.

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Matthew Heinz:	Thank you.

David Ruberg:	I want to thank everybody. That concludes our conference call. Thank you.

Jim Huseby:	Thank you everybody. We will speak to you again at the end of next quarter. You can now disconnect.

Operator:	Thank you. That does conclude the conference today. Thank you for participating.

END